SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934  (Amendment No.  Two)

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X ]

Check the appropriate box:

[X ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section240.14a-12

(Name of Registrant as Specified In Its Charter)

Station Casinos, Inc.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

UNITE HERE

Payment of Filing Fee (Check the appropriate box):

[x ] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:





----------------------------------------------------------------

2) Aggregate number of securities to which transaction applies:
---------------------------------------------------------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
------------------------------------------------------------------

4) Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------

5) Total fee paid:
---------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
---------------------------------------------------------------------

2) Form, Schedule or Registration Statement No.:

Schedule 14A
--------------------------------------------------------------------

3) Filing Party:

UNITE HERE

---------------------------------------------------------------------

4) Date Filed:

March 24, 2005
----------------------------------------------------------------------

PROXY STATEMENT
INDEPENDENT SHAREHOLDER SOLICITATION
for Annual Shareholders Meeting

STATION CASINOS, INC.
May 18, 2005
[LOCATION]
[TIME]

First released to Shareholders ________ ___, 2005

UNITE HERE
1630 S. Commerce St.
Las Vegas, NV 89102
Tel. (702) 386-5188
Fax: (702) 386-5241

To Fellow Station Casinos, Inc. Shareholders:

We are writing to urge you to support our shareholder proposals recommending reforms to enhance shareholder rights at Station
Casinos, Inc. (the  Company).

Station Casinos has been one of the leading performers in the gaming industry. However, we are concerned about the Company's corporate governance practices and restrictions on shareholder rights. We believe the Company's arsenal of anti-takeover devices--a classified board, a stockholder rights plan (or "poison pill"), blank check preferred stock, supermajority voting requirements, golden parachutes, and restrictions on shareholders' ability to call special meetings or act by written consent--serve to potentially entrench management and Board of Directors from shareholders.

It is our opinion that enhancing shareholder rights at Station
Casinos, rather than maintaining the Company's current entrenchment devices, is the best guarantee to ensure the continuing success of the Company.

Removing the Company's anti-takeover devices is especially important given the unprecedented merger-and-acquisition activity in the gaming industry. In 2004, over $22 billion in gaming deals were announced, and Boyd Gaming completed its $1.4 billion acquisition of Coast Resorts, a major Station Casinos' competitor.

We believe the trend of consolidation among gaming operators is likely to continue, a view backed by top gaming industry analysts:

"We believe that the industry could continue to experience consolidation, particularly among the small-cap operators, as the gap between them and the large caps continues to widen." (Lehman
Brothers Global Equity Research, "Opportunity Knocks", Aug. 24,
2004)<FN 1>

-------------------------------------------------------------------
<FN1>None of the publications or authors cited in  this proxy statement are participants in this proxy solicitation. We have not requested nor obtained the consent of any of these sources for referring to these materials in our proxy statement.

------------------------------------------------------------------

"We expect consolidation to continue as smaller operators need scale to compete with the larger casino operators, although we anticipate that the rate of M&A will slow from 2004's torrid pace." (Bear
Stearns Equity Research, "U.S. Gaming: Let the Games Begin,"
January, 2005).

"Casino operators remain in a period of strong secular growth but are likely to face momentum concerns as growth slows....In this environment, consolidation will likely become an increasingly important component of growth, which presents both opportunity and risk." (Citigroup Smith Barney Equity Research, "United States,
Gaming and Lodging, 2004 Midyear Update: What's Next?" Jun. 18, 2004).

Given this environment, we believe that the Company's current anti-takeover devices provide our Board of Directors and management with too much power to potentially reject offers that may be in the best interests of shareholders.

ACCORDINGLY, WE URGE SHAREHOLDERS TO VOTE FOR OUR PROPOSALS
RECOMMENDING THE BOARD DO THE  FOLLOWING:

1. Strengthen shareholder rights by changing a "supermajority" voting provision in the bylaws to simple majority.

2.   Declassify the Board and institute annual election of  Directors.

3. Allow shareholders to vote on the Company's "poison pill" or redeem it.

Below is the full text of our proposals, along with supporting statements for each proposal.

1.    RECOMMENDING SIMPLE MAJORITY VOTING BY
         SHAREHOLDERS

RESOLVED, that the shareholders of Station Casinos, Inc. urge the Board of Directors to increase shareholder rights by lowering the voting requirement to amend the Company's Restated Bylaws from the current "supermajority" to a simple majority.

Supporting Statement:

We believe shareholders' ability to exercise their rights to be fundamental to good corporate governance, including the ability of shareholders to enact bylaw amendments or take other action by a majority of shares outstanding. A simple majority of shareholder votes should be sufficient to mandate changes to the Company's bylaws.

Currently, the Company has a "supermajority" requirement for bylaw amendments: two-thirds of the outstanding shares (not just shares voted). We believe this requirement unduly limit shareholders' influence and role in our company, particularly given the significant insider ownership (more than 20%) of the Company's common stock. The supermajority requirement creates in our view an unreasonably high threshold for outside shareholders to affect fundamental changes to the Company's Restated Bylaws.

We believe the restoration of simple majority rule by shareholders is the first step toward meaningful corporate governance reform at the Company. We urge the Board of Directors to increase shareholder rights and establish simple majority voting by shareholders with respect to amending the Company's Restated Bylaws.

2.   RECOMMENDING ANNUAL ELECTION OF
       DIRECTORS

RESOLVED, that shareholders of Station Casinos, Inc. urge the Board of Directors to take necessary steps, in compliance with state law, to declassify the board and institute annual election of directors. The board's new election system shall be instituted in a manner that does not affect the unexpired terms of directors previously elected.

Supporting Statement:

Station Casinos' Board of Directors is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on approximately a third of the board each year.

We believe this director classification system is not in the best interests of shareholders because it reduces the accountability of the board to shareholders and is an unnecessary takeover defense. Shareholders should have the opportunity to vote on the performance of the entire Board each year. Replacing the current classification system with annual elections of all directors would give shareholders an opportunity to register their views on the performance of the board collectively and each director individually.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February 2003) looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual director elections) and firm value, though the study did not break out the impact of individual governance practices.<FN 2>

-----------------------------
<FN 2>Of course, commentators and corporate governance experts disagree on the propriety and utility of anti-takeover provisions. Those favoring such provisions note that they increase the board's ability to negotiate terms when an outside investor wishes to acquire control of a company, and sometimes those terms may benefit some or all shareholders. We do not believe this possible benefit outweighs the undemocratic nature of anti-takeover provisions and their potential entrenching effects.
-------------------------------------------

Many institutional investors increasingly favor requiring annual elections for all directors. The Council of Institutional
Investors, the California Public Employees' Retirement System, and Institutional Shareholder Services support this reform.

We urge shareholders to demand that Station Casinos, Inc. declassify its Board of Directors and adopt annual director elections.

3.       RECOMMENDING POISON PILL BE PUT UP
           TO SHAREHOLDER VOTE

RESOLVED, that shareholders of Station Casinos, Inc. urge the Board of Directors to submit the Company's Rights Agreement to shareholders for approval or, if such approval is not granted by a majority vote of shareholders, redeem it, and to seek shareholder approval for extending this "poison pill" or adopting other similar plans in the future.

Supporting Statement:

On October 6, 1997, the Company's Board of Directors adopted, without shareholder approval, a "Rights Agreement" (which was last amended on December 1, 1998). The agreement provides that the Board can thwart a potential large bidder (for 15% or more) by giving all other shareholders additional stock for each share owned.<FN 3>
------------------------------------------
<FN3> The Company's latest 10K explains: "On October 6, 1997, we declared a dividend of one preferred share purchase right (a
"Right") for each outstanding share of common stock. *   *   *  Each
Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition."

------------------------------------------

The Board adopted this agreement unilaterally and without seeking prior approval of shareholders. Unless redeemed, the share purchase rights set forth in the Rights Agreement will expire on October 21, 2007, unless the expiration date is extended or the rights are earlier redeemed.

We do not believe the possibility of an unsolicited bid justifies the unilateral implementation of such a device by the board.<FN 4>

-----------------------------------
<FN 4>Current management has many sources of protection from takeovers, rendering a pill unnecessary (in our view) even if such "protection" were deemed desirable. In addition to the three provisions described here, the Company also has golden parachutes for senior executives and Articles provisions requiring a 66.66% supermajority for any merger or sale and allowing the board to issue preferred stock with rights decided by the Board (commonly referred to as a "blank check" provision). Nevada statutes have a series of anti-takeover provisions, NRS 78.378-3793; 78.411-444.

---------------------------------------

Therefore, we urge the board to submit the Rights Agreement to a shareholder vote for approval and not to extend it or adopt other poison pills in the future without first seeking shareholder approval.

According to the 1991 book Power and Accountability by Nell Minow and Robert Monks: "All poison pills raise questions of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders."

We urge all shareholders to vote FOR this resolution.

II.       PROXY VOTING:

PLEASE USE THE ENCLOSED PROXY CARD  TO VOTE FOR THE
PROPOSALS.  YOU WILL ALSO RECEIVE A PROXY CARD FROM
MANAGEMENT.  IF YOU SUPPORT  ANY OF THE PROPOSALS, DO NOT
SEND BACK MANAGEMENT'S CARD (UNLESS THAT CARD GIVES YOU
A CHANCE TO VOTE ON SUCH PROPOSALS).  ANY PROXY CARD YOU
HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

We intend to solicit at least a majority of the voting power the outstanding stock. You can revoke any proxy vote prior to the tally at the shareholders meeting by signing and submitting new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person. The record date for eligibility to vote is _____, 2005.

Our proposals are non-binding recommendations to the board (the
Board lawfully can disregard a majority shareholder vote in favor of such proposals). Passage of these proposals requires approval of a majority of votes cast. Under the Company's Articles and Bylaws as authorized by Nevada law , each abstention and broker non-vote is treated as a vote against proposals. We seek no discretionary voting authority for the meeting: we will vote your stock as you instruct us. If you return the enclosed card but give us no instructions, we will vote your stock FOR our proposals and not vote the card in the director selection nor on any other matter. The Company's bylaws require 35 days' advance notice before any matter may be raised at the meeting, and therefore we do not expect any matter to be raised at the meeting that is not addressed in this proxy statement. Our proposals were submitted to management on February 25, 2005. We incorporate by reference all information concerning the board of directors [and management's proposal to _____ ] and voting procedures contained in management's proxy statement at pages ___.

III.      INFORMATION ON PARTICIPANTS  IN THIS SOLICITATION:

The participants in this solicitation will be UNITE HERE, its research analyst Chris Bohner, Culinary Workers Union Local 226 (a UNITE HERE affiliate commonly known as "The Culinary") and its research analyst Ken Liu. All have offices at the above address. UNITE HERE represents approximately 440,000 active members and more than 400,000 retirees throughout North America. UNITE HERE owns 262 shares of Station Casino Inc. common stock. UNITE HERE and its affiliates have engaged in shareholder solicitations on corporate governance issues at several companies over the past decade.

Station Casino Inc.'s workforce is not unionized. The Culinary, which represents approximately 50,000 employees of Las Vegas resorts in collective bargaining, has an ongoing organizing drive at Station properties in Las Vegas. Neither UNITE HERE nor the Culinary have undertaken picketing or boycott activities against the Company. We do not seek your support in labor matters, and do not believe that enactment of the proposals would have any impact on such matters. The proposals and UNITE HERE's proxy cards will be presented at the meeting regardless of any developments in such matters.

UNITE HERE and the Culinary will bear all solicitation costs
(anticipated at $10,000) and will not seek reimbursement from the Company. They will solicit proxies by mail, phone, e-mail, fax and in person using its regular staff, who shall not receive any additional compensation, but they may also hire an outside solicitor. They will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.

IV.  YOUR RIGHT TO MAKE SHAREHOLDER PROPOSALS:

If a shareholder has owned more than $2000 worth of stock for more than a year and meets the other criteria of SEC Rule 14a 8, then he or she has the legal right to have a proposal appear in management's proxy statement and proxy card. The deadline for shareholders to submit proposals for inclusion in management's proxy materials for the year 2005 is December 15, 2004.

V        EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF
          MANAGEMENT AND 5% OWNERS:

We incorporate by reference the information contained in management's proxy statement at pages ____________.

       PLEASE RETURN THE ENCLOSED PROXY CARD TODAY.

For more information, contact UNITE HERE at (702) 386-5188.

VOTE FOR THE CORPORATE GOVERNANCE  REFORM  PROPOSALS.

[PAGE]

PROXY CARD

solicited by UNITE HERE for Annual Shareholders
Meeting of Station Casino, Inc., May 18, 2005

The undersigned hereby designates Chris Bohner and Ken Liu, with full power of substitution, as the proxies of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Station Casinos, Inc. annual shareholders meeting for 2005. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

1.         ELECTION OF DIRECTORS

 For: [ ]  MANAGEMENT NOMINEES:

01 __________________

02 ___________________

To withhold authority for  individual candidates, cross out name(s).

Withhold Authority as to all above: [ ]

UNITE HERE MAKES NO RECOMMENDATION ON THE DIRECTORS ELECTION

UNITE HERE URGES A VOTE FOR  THE FOLLOWING
SHAREHOLDER PROPOSALS:


2. Recommending changing the "supermajority" voting provision for bylaw amendments to simple majority.

FOR THIS PROPOSAL:

AGAINST  THIS PROPOSAL:

ABSTAIN:

3. Recommending declassification of  the board
(institute annual election of directors).

FOR THIS PROPOSAL:

AGAINST  THIS PROPOSAL:

ABSTAIN:

4. Recommending the Company's "poison pill" be put up for a shareholder vote .

FOR THIS PROPOSAL:

AGAINST  THIS PROPOSAL:

ABSTAIN:

If no direction is made above, UNITE HERE will vote this card FOR the proposals and not vote it in the directors' election.

Dated: _____________

SIGNATURE:_______________________________________

PRINT: _____________________________________________

NAME:_____________________________________________

TITLE (if shares not held in above name):   ________________

Optional information so we can make sure your vote gets counted and provide you more info about shareholder issues at Station Casinos
(your info will not be put to any other use):

Telephone _________ Fax

 E-mail address:____________

This card can be returned in the enclosed envelope or by fax to
(702) 386-5241.